

November 16, 2012

<u>Via E-mail</u>
Ms. Barbara Riker
Chief Financial Officer
Teucrium Commodity Trust
232 Hidden Lake Road
Building A
Brattleboro, VT 05301

   Re: **Teucrium Commodity Trust**
       Form 10-K for the Year Ended December 31, 2011
       Filed March 30, 2012
       File No. 001-34765

Dear Ms. Riker:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Daniel L. Gordon

         Daniel Gordon
         Branch Chief